UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

National CineMedia, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

635309107

(CUSIP Number)

Monica K. Thurmond, Esq.

O’Melveny & Myers LLP

7 Times Square

New York, New York  10013

212-326-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 635309107		13D

1.	Names of Reporting Persons AMC Entertainment Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of Common Stock

	8.	Shared Voting Power 25,458,613 shares of Common Stock

	9.	Sole Dispositive Power 0 shares of Common Stock

	10.	Shared Dispositive Power 25,458,613 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,458,613 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.6%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 635309107		13D

1.	Names of Reporting Persons Marquee Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of Common Stock

	8.	Shared Voting Power 25,458,613 shares of Common Stock

	9.	Sole Dispositive Power 0 shares of Common Stock

	10.	Shared Dispositive Power 25,458,613 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,458,613 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.6%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 635309107		13D

1.	Names of Reporting Persons AMC Entertainment Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of Common Stock

	8.	Shared Voting Power 25,458,613 shares of Common Stock

	9.	Sole Dispositive Power 0 shares of Common Stock

	10.	Shared Dispositive Power 25,458,613 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,458,613 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.6%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 635309107		13D

1.	Names of Reporting Persons American Multi-Cinema, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of Common Stock

	8.	Shared Voting Power 18,948,404 shares of Common Stock

	9.	Sole Dispositive Power 0 shares of Common Stock

	10.	Shared Dispositive Power 18,948,404 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,948,404 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 635309107		13D

1.	Names of Reporting Persons AMC Showplace Theatres, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares of Common Stock

	8.	Shared Voting Power 6,510,209 shares of Common Stock

	9.	Sole Dispositive Power 0 shares of Common Stock

	10.	Shared Dispositive Power 6,510,209 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,510,209 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.3%

14.	Type of Reporting Person (See Instructions) CO

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer
(a) Title of the Class of Equity Securities Common Stock (b) Name and Address of Issuer National CineMedia, Inc. 9910 East Nichols Avenue, Suite 200 Centennial, Colorado 80112

Item 2.	Identity and Background

This Schedule 13D is filed jointly by (i) AMC Entertainment Holdings, Inc., a Delaware corporation (“Holdings”), (ii) Marquee Holdings Inc., a Delaware corporation (“Marquee”), (iii) AMC Entertainment Inc., a Delaware corporation (“AMCE”), (iv) American Multi-Cinema, Inc., a Missouri corporation (“AMC”), and (v) AMC ShowPlace Theatres, Inc., a Delaware corporation (“AMCST” and, collectively with Holdings, Marquee, AMCE and AMC, the “Reporting Persons”).  The address of the principal office of each of the Reporting Persons is 920 Main Street, Kansas City, Missouri  64105.

The principal business of each of the Reporting Persons is to operate movie theatres throughout the United States, Canada, France and the United Kingdom.

Each of (i) Apollo Investment Fund V, L.P., a Delaware limited partnership (“Apollo Fund V”), (ii) Apollo Overseas Partners V, L.P., a limited partnership registered in the Cayman Islands (“Overseas V”), (iii) Apollo Netherlands Partners V (A), L.P., a limited partnership registered in the Cayman Islands (“Netherlands A”), (iv) Apollo Netherlands Partners V (B), L.P., a limited partnership registered in the Cayman Islands (“Netherlands B”), (v) Apollo German Partners V GmbH & Co. KG, a limited partnership registered in Germany (“German V” and, together with Apollo Fund V, Overseas V, Netherlands A, Netherlands B, the “Apollo Funds”), (vi) J.P. Morgan Partners Global Investors, L.P., a Delaware limited partnership (“JPMP Global”), (vii) J.P. Morgan Partners Global Investors Cayman, L.P., a limited partnership registered in the Cayman Islands (“JPMP Cayman”), (viii) J.P. Morgan Partners Global Investors Cayman II, L.P., a limited partnership registered in the Cayman Islands (“JPMP Cayman II”), (ix) AMCE (Ginger), L.P., a Delaware limited partnership (“Ginger”), (x) AMCE (Luke), L.P., a Delaware limited partnership (“Luke”), (xi) J.P. Morgan Partners Global Investors (Selldown), L.P., a Delaware limited partnership (“Selldown”), (xii) AMCE (Scarlett), L.P., a Delaware limited partnership (“Scarlett”), (xiii) J.P. Morgan Partners Global Investors (Selldown) II, L.P., a Delaware limited partnership (“Selldown II”), (xiv) J.P. Morgan Partners Global Fund/AMC/Selldown II, L.P., a Delaware limited partnership (“Global Selldown II”), (xv) J.P. Morgan Partners Global Investors (Selldown) II-C, L.P., a Delaware limited partnership (“Selldown II-C” and, together with JPMP Global, JPMP Cayman, JPMP Cayman II, Ginger, Luke, Selldown, Scarlett, Selldown II and Global Selldown II, the “JPMP Global Funds”) and (xvi) J.P. Morgan Partners (BHCA), L.P., a Delaware limited partnership (“JPMP BHCA” and, together with the JPMP Global Funds, the “JPMP Funds”), are party to a voting agreement, dated as of June 11, 2007 (the “Holdings Voting Agreement”), whereby the JPMP Funds and the Apollo Funds have each agreed, among other things, to vote for the other’s nominees for the board of directors of Holdings.  The Holdings Voting Agreement also provides that certain other minority stockholders of Holdings will agree to vote their shares in favor of the JPMP Funds’ and the Apollo Funds’ nominees and will generally vote their shares of Holdings’ voting common stock in favor of any matter in proportion to the shares of capital stock of the Apollo Funds and JPMP Funds voted in favor of such matter, except in certain limited circumstances.  As such, each of the Apollo Funds and the JPMP Funds may be deemed to beneficially own the shares held by such stockholders, and together the Apollo Funds and JPMP Funds together may form a group that beneficially owns 59.8% of the voting capital stock of Holdings.  Therefore, by virtue of their relationship and the provisions of the Holdings Voting Agreement, the Apollo Funds and JPMP Funds may be deemed to control Holdings.

The Apollo Funds are principally engaged in the business of investing in securities.  Apollo Advisors V, L.P. (“Advisors V”) is the general partner or the managing general partner of each of the Apollo Funds other than German V and is principally engaged in the business of providing advice regarding investments by such Apollo Funds and as a special limited partner of German V.  Apollo Vertwaltungs V GmbH, a limited liability company registered in Germany (“Apollo German GP”), is the general partner of German V and is principally engaged in the business of serving as general partner of German V.  Apollo Management V, L.P. (“Management V”) is principally engaged in the business of serving as the manager of each of the Apollo Funds (other than German V) and other Apollo investment funds, and serves as a special limited partner of German V and as the sole shareholder of Apollo German GP.

AIF V Management, LLC, a Delaware limited liability company (“AIFVM”), is the general partner of Management V, and Apollo Management, L.P. (“Apollo Management”) is the sole member and manager of AIFVM.  AIFVM is principally engaged in the business of serving as the general partner of Management V.  Apollo Management is principally engaged in the business of serving as the sole member and manager of AIFVM and other Apollo management entities.  Apollo Management GP, LLC, a Delaware limited liability company (“Management GP”), is the general partner of Apollo Management and is principally engaged in the business of serving as the general partner of Apollo Management.  Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”), is the sole member and manager of Management GP and is principally engaged in the business of serving as the sole member and manager of Management GP and other Apollo management entities.  Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Holdings GP”), is the general partner of Management Holdings and is principally engaged in the business of serving as the general partner of Management Holdings.  Messrs. Leon Black, Joshua Harris and Marc Rowan are the members of the board of managers of Holdings GP.

Apollo Capital Management V, Inc., a Delaware corporation (“Capital Management V”), is the general partner of Advisors V.  Capital Management V is principally engaged in the business of serving as general partner to Advisors V.  Apollo Principal Holdings I, L.P., a Delaware limited partnership (“Apollo Principal”), is the sole stockholder of Capital Management V.  Apollo Principal is principally engaged in the business of serving as the sole stockholder of Capital Management V and other Apollo capital management entities.  Apollo Principal Holdings I GP, LLC, a Delaware limited liability company (“Apollo Principal GP”), is the general partner of Apollo Principal and is principally engaged in the business of serving as the general partner of Apollo Principal.  Messrs. Black, Harris and Rowan are the members of the board of managers of Apollo Principal GP.

The address of the principal office of each of the Apollo Funds, Advisors V, Capital Management V, Apollo Principal and Apollo Principal GP is One Manhattanville Road, Purchase, New York  10577.  The address of the principal office of Management V, Apollo German GP, AIFVM, Apollo Management, Management GP, Management Holdings and Holdings GP is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.

JPMP (BHCA) is engaged in the venture capital, private equity and leveraged buyout business.  The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P., a Delaware limited partnership (“JPMP Master Fund”), which is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business.

The JPMP Global Funds are engaged in the venture capital, private equity and leveraged buyout business.  The general partner of each of the JPMP Global Funds is JPMP Global Investors, L.P., a Delaware limited partnership (“JPMP Investors”), which is also engaged indirectly in the venture capital, private equity and leveraged buyout business as general partner of each of the JPMP Global Funds.

The general partner of each of JPMP Master Fund and JPMP Investors is JPMP Capital Corp., a New York corporation (“JPMP Capital”), which is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business. JPMP Capital is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (“JPMorgan Chase”), which is engaged (primarily through subsidiaries) in the investment and commercial banking business.

The address of the principal office of each of the JPMP Funds, JPMP Master Fund, JPMP Investors, JPMP Capital and JPMorgan Chase is 270 Park Avenue, New York, New York  10017.

Set forth on Schedule A hereto and incorporated by reference herein are the names, business addresses, principal occupations and employments of each executive officer, manager and director of Holdings, Apollo Principal GP, Holdings GP, JPMP Capital, JPMorgan Chase and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

During the last five years, none of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the Apollo Funds, the JPMP Funds, Management V, Apollo German GP, Advisors V, AIFVM, Apollo Management, Management GP, Management Holdings, Holdings GP, Capital Management V, Apollo Principal, Apollo Principal GP, JPMP Master Fund, JPMP Investors, JPMP Capital, JPMorgan Chase and the persons or entities set forth on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any person, other than the Reporting Persons, named in this Item 2 or Schedule A is the beneficial owner of the Common Stock that is the subject of this Schedule 13D for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 3.	Source and Amount of Funds or Other Consideration
On February 13, 2007, the Issuer, National Cinemedia, LLC (“NCM LLC”), Regal CineMedia Holdings, LLC, American Multi-Cinema,

Inc. (“AMC”), Cinemark Media, Inc., Regal Cinemas, Inc. and Cinemark USA, Inc. entered into a Common Unit Adjustment Agreement (the “CUA Agreement”), which is incorporated by reference to Exhibit 1 hereto.  AMC is a subsidiary of Holdings.  The CSU Agreement provides a mechanism for adjusting units in NCM LLC (the “Units”) held by the members of NCM LLC (the “Founding Members”), based on increases or decreases in attendance associated with theatre additions and dispositions by each Founding Member.  The Units are immediately redeemable on a one-to-one basis for shares of Common Stock of the Issuer or, at the Issuer’s option, a cash payment equal to the market price of one share of the Issuer’s Common Stock..  The Issuer is the sole manager of NCM LLC, and NCM LLC is the Issuer’s operating subsidiary.

The adjustment of membership units pursuant to the CUA Agreement is conducted annually (the “Annual Adjustment”), except than an earlier adjustment will occur for a Founding Member if its acquisition or disposition of theatres, in a single transaction or cumulatively since the most recent adjustment, will cause a change of two percent or more in the total annual attendance (an “Extraordinary Adjustment”).

On June 28, 2010, pursuant to an Extraordinary Adjustment in connection with AMC’s acquisition of Kerasotes ShowPlace Theatres, LLC (“Kerasotes”), AMC ShowPlace Theatres, Inc. (“AMCST”), the designee of AMC and a subsidiary of Holdings received 6,510,209 Units.  On December 9, 2009, AMC entered into a definitive agreement with Kerasotes, pursuant to which AMC acquired substantially all of the assets of Kerasotes. Kerasotes operated 95 theatres and 972 screens in mid-sized, suburban and metropolitan markets, primarily in the Midwest. On May 24, 2010, AMC completed the acquisition. The purchase price for the Kerasotes theatres paid in cash at closing was $275.0 million and is subject to working capital and other purchase price adjustments.  Including the Extraordinary Adjustment for the Kerasotes acquisition, AMC and AMCST together currently own 25,458,613 Units, or approximately 37.6% of the Issuer’s Common Stock on an as-converted basis.  In accordance with the terms of the CUA Agreement, no payments were made by or on behalf of any party in exchange for the Units received by AMCST pursuant to the Extraordinary Adjustment or by AMC in any prior adjustment.

Item 4.	Purpose of Transaction

AMCST acquired the Units for investment purposes pursuant to the terms of the CUA Agreement.  Apart from continuing to give effect to the CUA Agreement, there are no plans or proposals that would relate to or result in any of the events enumerated in Items 4(a) through (j).

Item 5.	Interest in Securities of the Issuer

  (a) Including the 6,510,209 Units that AMCST received on June 28, 2010, Holdings, Marquee, and AMCE beneficially own 25,458,613 shares of Common Stock of the Issuer through the direct ownership of 18,948,404 Units by AMC and 6,510,209 Units by AMCST, each of which are indirect, wholly owned subsidiaries of Holdings and Marquee and direct, wholly owned subsidiaries of AMCE.  The Issuer is a member and the sole manager of NCM LLC, the issuer of the Units.  Each Unit is immediately redeemable for one share of the Issuer’s Common Stock or, at the Issuer’s option, a cash payment equal to the market price of one share of the Issuer’s Common Stock.  If AMC and AMCST chose to redeem all of their Units, and the Issuer elects to issue shares of its Common Stock in exchange for all of the Units, then AMC and AMCST would together own 25,458,613 shares of the Issuer’s Common Stock upon the exchange.

Each of AMC and AMCST is a wholly owned subsidiary of AMCE.  AMCE is a wholly owned subsidiary of Marquee.  Marquee is a wholly owned subsidiary of Holdings.  As a result, each of them may be deemed to share the power to vote and dispose of the shares of Common Stock that may be deemed to be beneficially owned by Holdings.

A portion of the shares of Common Stock of the Issuer beneficially owned by Holdings may be attributable to the Apollo Funds and JPMP Funds because they collectively form a group that beneficially owns 59.8% of the voting capital stock of Holdings.  The Apollo Funds and JPMP Funds expressly disclaim beneficial ownership of any of the shares of Common Stock that are the subject of this Schedule 13D.

None of the executive officers or directors of Holdings, who are listed on Schedule A hereto, owns any shares of Common Stock.

  (b)  The Reporting Persons have the shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, the Common Stock that is the subject of this Schedule 13D.

  (c)  Except as described in this Schedule 13D, none of Holdings, any of its subsidiaries or any of the individuals listed in Schedule A has entered into any transaction involving the securities that are the subject of this Schedule 13D in the past sixty days.

  (d)  The Issuer, AMC, Regal CineMedia Holdings, LLC and Cinemark Media, Inc. are parties to a Director Designation Agreement dated February 13, 2007 (“Director Designation Agreement”), which is incorporated by reference to Exhibit 2 hereto.  Pursuant to the Director Designation Agreement, so long as AMC owns at least 5% of the total issued and outstanding Units, AMC will have the right to designate two nominees to the Issuer’s board of directors.  If at any time and only during such time, AMC owns less than 5% of the total issued and outstanding Units, then AMC will cease to have any rights of designation.  Thus, so long as AMC’s designated directors remain on the Issuer’s board, they will participate in any board decisions regarding the receipt of dividends from, or the proceeds from the sale of, the Issuer’s Common Stock.

  (e)  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the arrangements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.         Material to be Filed as Exhibits

The following documents are incorporated by reference as exhibits to this Schedule 13D:

Exhibit No.	Description
1	Common Unit Adjustment Agreement, incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K (File No. 001-33296) filed on February 16, 2007.
2	Director Designation Agreement, incorporated by reference to Exhibit 10.10 to the Issuer’s Current Report on Form 8-K (File No. 001-33296) filed on February 16, 2007.

Schedule A

Directors and Executive Officers

AMC Entertainment Holdings, Inc.

The name, principal occupation and business address of each director and executive officer of Holdings and its relevant wholly owned subsidiaries are set forth below.  All of the persons listed below are citizens of the United States.

Name	Business Address	Position(s) with Reporting Person(s) and Present Principal Occupation
Aaron J. Stone	9 West 57th Street New York, New York 10019	• Chairman of the Board and Director of Holdings, Marquee and AMCE • Partner, Apollo Management L.P.

Gerardo I. Lopez	920 Main Street Kansas City, Missouri 64105	• Chief Executive Officer, President and Director of Holdings, Marquee, AMCE and AMC

Dana B. Ardi	211 Central Park West New York, New York 10024	• Director, Holdings, Marquee and AMCE • Managing Director and Founder, Corporate Anthropology Advisors LLC

Stephen P. Murray	245 Park Avenue, 16th Floor New York, New York 10167	• Director, Holdings, Marquee and AMCE • President and Chief Operating Officer, CCMP Capital Advisors, LLC

Stan Parker	9 West 57th Street New York, New York 10019	• Director, Holdings, Marquee and AMCE • Principal, Apollo Management L.P.

Phillip H. Loughlin	111 Huntington Avenue Boston, Massachusetts 02199	• Director, Holdings, Marquee and AMCE • Managing Director, Bain Capital Partners, LLC

Eliot P.S. Merrill	520 Madison Avenue, 42nd Floor New York, New York 10022	• Director, Holdings, Marquee and AMCE • Principal, The Carlyle Group

Kevin Maroni	One International Place, 29th Floor Boston, Massachusetts 02110	• Director, Holdings, Marquee and AMCE • Senior Managing Director, Spectrum Equity Investors

Travis Reid	One International Boulevard, 4th Floor Mahwah, New Jersey 07495	• Director, Holdings, Marquee and AMCE • Chief Executive Officer, Digital Cinema Implementation Partners LLC

Craig R. Ramsey	920 Main Street Kansas City, Missouri 64105	• Executive Vice President and Chief Financial Officer of Holdings, Marquee, AMCE and AMC • Director, AMC

John D. McDonald	920 Main Street Kansas City, Missouri 64105	• Executive Vice President, U.S. and Canada Operations of Holdings, Marquee, AMCE and AMC • Director, AMC

Mark A. McDonald	920 Main Street Kansas City, Missouri 64105	• Executive Vice President, Global Development of Holdings, Marquee, AMCE and AMC

Stephen A. Colanero	920 Main Street Kansas City, Missouri 64105	• Executive Vice President and Chief Marketing Officer of Holdings, Marquee, AMCE and AMC

Robert J. Lenihan	920 Main Street Kansas City, Missouri 64105	• President, Programming of Holdings, Marquee, AMCE and AMC

Samuel D. Gourley	920 Main Street Kansas City, Missouri 64105	• President, AMC Film Programming of Holdings, Marquee, AMCE and AMC

Kevin M. Connor	920 Main Street Kansas City, Missouri 64105	• Senior Vice President, General Counsel and Secretary of Holdings, Marquee, AMCE and AMC

Michael W. Zwonitzer	920 Main Street Kansas City, Missouri 64105	• Senior Vice President, Finance of Holdings, Marquee, AMCE and AMC

Chris A. Cox	920 Main Street Kansas City, Missouri 64105	• Senior Vice President and Chief Accounting Officer of Holdings, Marquee, AMCE and AMC

Terry W. Crawford	920 Main Street Kansas City, Missouri 64105	• Senior Vice President and Treasurer of Holdings, Marquee, AMCE and AMC

George Patterson	920 Main Street Kansas City, Missouri 64105	• Vice President, Food and Beverage of AMCE

Holdings GP and Apollo Principal GP

The following sets forth information with respect to certain of the executive officers and managers of Holdings GP and Apollo Principal GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Schedule A relates.

The managers and principal executive officers of Holdings GP and Apollo Principal GP are Messrs. Leon D. Black, Joshua Harris and Marc Rowan.  The principal occupations of each of Messrs. Black, Harris and Rowan are to act as executive officers and managers of Holdings GP and Apollo Principal GP and other related investment managers and advisors.

The business address of each of Messrs. Black, Harris and Rowan is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.  Messrs. Black, Harris and Rowan are each a citizen of the United States.

JPMP Capital Corp.

The name, principal occupation and business address of each director and executive officer of JPMP Capital Corp. are set forth below.  All of the persons listed below are citizens of the United States, except for Ana Capella Gomez-Acebo, who is a citizen of Spain.

Name	Business Address	Position(s) with Reporting Person(s) and Present Principal Occupation
Ina R. Drew	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Chief Investment Officer of JPMP Capital Corp. • Chief Investment Officer of JPMorgan Chase

Joseph S. Bonocore	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Managing Director of JPMP Capital Corp.

Ana Capella Gomez-Acebo	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Managing Director of JPMP Capital Corp.

John C. Wilmot	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Managing Director of JPMP Capital Corp.

David Alexander	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Managing Director and Treasurer of JPMP Capital Corp.

John F. Geisler	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Executive Director of JPMP Capital Corp.

William T. Williams, Jr.	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Vice President of JPMP Capital Corp.

Judah Schechter	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Vice President and Assistant General Counsel of JPMP Capital Corp.

Elizabeth De Guzman	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Vice President and Assistant General Counsel of JPMP Capital Corp.

JPMorgan Chase & Co.

The name, principal occupation and business address of each director and executive officer of JP Morgan Chase & Co. are set forth below.  All of the persons listed below are citizens of the United States.

Name	Business Address	Position(s) with Reporting Person(s) and Present Principal Occupation
James Dimon	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Chairman, President and Chief Executive Officer of JPMorgan Chase

Frank J. Bisignano	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Chief Administrative Officer of JPMorgan Chase

Steven D. Black	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Executive Chairman of Investment Bank of JPMorgan Chase

Douglas L. Braunstein	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Chief Financial Officer of JPMorgan Chase

Michael J. Cavanagh	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Chief Executive Officer, Treasury and Securities Services of JPMorgan Chase

Stephen M. Cutler	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• General Counsel of JPMorgan Chase

William M. Daley	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Head of Corporate Responsibility and Chairman of the Midwest Region of JPMorgan Chase

John L. Donnelly	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Director of Human Resources of JPMorgan Chase

Ina R. Drew	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Chief Investment Officer of JPMorgan Chase

Mary Callahan Erdoes	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Chief Executive Officer of Asset Management of JPMorgan Chase

Samuel Todd Maclin	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Head of Commercial Banking of JPMorgan Chase

Jay Mandelbaum	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Head of Strategy and Business Development of JPMorgan Chase

Heidi Miller	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• President of International of JPMorgan Chase

Charles W. Scharf	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Chief Executive Officer of Retail Financial Services of JPMorgan Chase

Gordon A. Smith	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Chief Executive Officer of Card Services of JPMorgan Chase

James E. Staley	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Chief Executive Officer of the Investment Bank of JPMorgan Chase

Barry L. Zubrow	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Chief Risk Officer of JPMorgan Chase

Crandall C. Bowles	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Director of JPMorgan Chase • Chairman and Chief Executive Officer of Spring Global US, Inc.

Stephen B. Burke	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Director of JPMorgan Chase • President of Comcast Cable Communications, Inc.

David M. Cote	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Director of JPMorgan Chase • Chairman and Chief Executive Officer of Honeywell International Inc.

James S. Crown	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Director of JPMorgan Chase • President of Henry Crown and Company

Ellen V. Futter	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Director of JPMorgan Chase • President and Trustee of the American Museum of Natural History

William H. Gray. III	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Director of JPMorgan Chase • Retired President and Chief Executive Officer of The College Fund/UNCF

Laban P. Jackson, Jr.	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Director of JPMorgan Chase • Chairman and Chief Executive Officer of Clear Creak Properties, Inc.

David C. Novak	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Director of JPMorgan Chase • Chairman and Chief Executive Officer of Yum! Brands, Inc.

Lee R. Raymond	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Director of JPMorgan Chase • Retired Chairman and Chief Executive Officer of Exxon Mobile Corporation

William C. Weldon	c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017	• Director of JPMorgan Chase • Chairman and Chief Executive Officer of Johnson & Johnson

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Date:	July 8, 2010	AMC ENTERTAINMENT HOLDINGS, INC.

		By:	/s/ Craig R. Ramsey
Name: Craig R. Ramsey
Title: Executive Vice President and Chief Financial Officer

	July 8, 2010	MARQUEE HOLDINGS INC.

		By:	/s/ Craig R. Ramsey
Name: Craig R. Ramsey
Title: Executive Vice President and Chief Financial Officer

	July 8, 2010	AMC ENTERTAINMENT INC.

		By:	/s/ Craig R. Ramsey
Name: Craig R. Ramsey
Title: Executive Vice President and Chief Financial Officer

	July 8, 2010	AMERICAN MULTI-CINEMA, INC.

		By:	/s/ Craig R. Ramsey
Name: Craig R. Ramsey
Title: Executive Vice President and Chief Financial Officer

	July 8, 2010	AMC SHOWPLACE THEATRES, INC.

		By:	/s/ Craig R. Ramsey
Name: Craig R. Ramsey
Title: Executive Vice President and Chief Financial Officer